SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
______________
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))
______________
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))
an indirect subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)
______________
Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)
______________
Copy to:
Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Aaron M. Lampert Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel (972) 3-623-5050	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable
*
In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit No.	Description
99.1
Amendment No. 7 to the Statement on Schedule 13D (including exhibits), filed on June 25, 2008 by Sun Pharmaceutical Industries Ltd., Sun Pharma Global Inc. and Alkaloida Chemical Company Exclusive Group Ltd., with respect to the Ordinary Shares, par value NIS 0.0001 per share of Taro Pharmaceutical Industries Ltd., with the U.S. Securities and Exchange Commission (previously filed and incorporated herein by reference).